November 13, 2008

By EDGAR

Ms. Jessica Livingston

Staff Attorney

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

Re:                              Preliminary Information Statement on Schedule 14C (File No. 000-27666)

Dear Ms. Livingston:

In reference to your letter dated November 10, 2008 regarding the Preliminary Information Statement on Schedule 14C filed by Northern California Bancorp, Inc., this letter will serve as acknowledgement that:

1)              Northern California Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)              Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)              Northern California Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at your earliest convenience should you have any questions regarding the foregoing statements.

Sincerely,

/s/ Bruce N. Warner

Bruce N. Warner
EVP/Chief Financial Officer
Northern California Bancorp, Inc.